Issuer Free Writing Prospectus, dated April 29, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-147200

CUSIP# 678046 10 3 NYSE Amex: BQI
NEWS RELEASE
DATE:  April 29, 2009
Oilsands Quest announces Equity Offering
Calgary, Alberta — Oilsands Quest Inc. (NYSE Amex: BQI) (the “Company”) announced today that it has commenced a marketed public offering on a best efforts basis (the “Offering”) of up to 25 million units (“Units”) in the United States under an effective shelf registration statement on file with the Securities and Exchange Commission (“SEC”) and in all provinces of Canada, except Quebec, by way of a shelf prospectus filed pursuant to the Multi-jurisdictional Disclosure System.
Each Unit will be comprised of one common share (“Share”) and one-half of a common share purchase warrant of the Company (“Warrant”) with each whole Warrant entitling the purchaser to purchase one Share of the Company for a period of 24 months following closing of the Offering.
The Offering will be made by a syndicate of agents (the “Agents”) led by Genuity Capital Markets USA Corp. and TD Securities (USA) LLC in the United States and Genuity Capital Markets and TD Securities Inc. in Canada. The Company has agreed to grant the Agents an over-allotment option to purchase up to an additional 15% of the Units sold pursuant to the Offering, either separately or as Units. The Agents may exercise the over-allotment option, in whole or in part, at any time up to 30 days from the closing of the Offering. The Offering is subject to certain conditions, including stock exchange approval.
The Offering will be priced in the context of the market with final terms of the Offering to be determined at the time of pricing. The Company anticipates that the pricing of the Offering will be announced after the close of markets today.
The Company will use the funds to continue its testing activities at Test Sites 1 and 3, continue its exploration activities on its existing permits and licenses and for general corporate purposes. Specific allocations of the proceeds for such purposes have not been made at this time.
The Offering is expected to close on or about May 12, 2009.
A copy of the prospectus may be obtained from TD Securities (USA) LLC. in the United States and Genuity Capital Markets in Canada at the following addresses:

In the United States: TD Securities (USA) LLC ATTN: Paula Kourian 31 W. 52nd Street New York, NY 10019	In Canada: Genuity Capital Markets ATTN: Sandy Delaney 40 King St W, Suite 4900 PO Box 1007 Toronto, Ontario M5H 3Y2
The Company has filed a registration statement, including a prospectus, (SEC File No. 333-147200) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these

CUSIP# 678046 10 3 NYSE Amex: BQI
documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request by calling toll-free 1-877-718-8941 or by emailing ir@oilsandsquest.com.
The Company invites the public to view a webcast with Company management to discuss its updated Corporate Presentation. The webcast will take place on Wednesday April 29, 2009 at Noon MDT (2:00pm EDT). To access the webcast, please link to the following:
http://w.on24.com/r.htm?e=144328&s=1&k=C85C17FB5D743EBECA67355196B44DB6
If you do not have access to the internet, you may listen to the audio portion of the webcast through the following telephone numbers:
1-800-731-5319 or 416 644-3427 for those in the Toronto area.
The Company will post the Corporate Presentation on its website concurrent with the webcast. The updated Corporate Presentation can be viewed at www.oilsandsquest.com.
About Oilsands Quest
 Oilsands Quest Inc. is exploring Canada’s largest holding of contiguous oil sands permits and licences, located in Saskatchewan and Alberta, and developing Saskatchewan’s first global-scale oil sands discovery. It is leading the establishment of the province of Saskatchewan’s emerging oil sands industry.
For more information:
Paul K. O’Donoghue, MBA
Vice President, Investor Relations and Corporate Planning
Email: ir@oilsandsquest.com
Investor Line: 1-877-718-8941
Forward-looking information:
 Forward-Looking Statements: This news release contains certain “forward-looking information” within the meaning of applicable securities law including statements regarding the Company’s expected use of proceeds of the Offering and the expected date of closing of the Offering. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “conceptual”, “may”, “will”, “would”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks relating to the ability of the Company to complete the proposed equity financing as contemplated. For a description of the risks and uncertainties facing the Company and its business and affairs, readers should refer to the Company’s Annual Report on Form 10K for the year ended April 30, 2008, as amended. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.